 Exhibit 99.6

Earnings Call 1

EARNINGS CALL 1

Q1 FY 2017 RESULTS

July 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

Mohit Joshi

President & Head - Financial Services

ANALYSTS

Arvind Ramnani

Pacific Crest

Sandeep Muthangi

IIFL

Anantha Narayan

Credit Suisse

Viju George

JP Morgan

James Friedman

Susquehanna

Ashwin Mehta

Nomura

Pankaj Kapoor

JM Financial

Sagar Rastogi

Ambit Capital

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone phone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Hello! Everyone and Welcome to Infosys Earnings Call to Discuss Q1FY17 Results. I am Sandeep from the Investor Relations Team in Bangalore. Joining us today on this call is CEO & M.D. – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. M.D. Ranganath along with other members of the senior management team.

We will start the call with some remarks from the performance of the company by Dr. Sikka and Mr. Ranganath. Subsequently we will open up the call for questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov

I would now like to pass it on to Dr. Sikka.

Vishal Sikka

Thank you so much, Sandeep. Good Morning, Good Afternoon, Everyone and Thanks for joining us today as we report the results of our Q1 of Fiscal ‘17.

To characterize this quarter, we had some unexpected headwinds that resulted in lower than expected revenue growth in this quarter. Yet at the same time we continue to make strong strides in the execution of our strategy. We started this year on the momentum from the fourth quarter of fiscal 2016 which was one of the best fourth quarters we had in recent years. We ended the first quarter of this year with revenue of $2.501 bn or Rs.16,782 crores. This represents a growth of 2.2% in US dollar reported terms, 1.4% in Indian rupee reported terms and 1.7% in quarter-on-quarter constant currency. Volumes grew by 2.2%; operating margin for the quarter was at 24.1%, largely impacted due to typical employee and visa related cost of the first quarter but also supported by improvement in utilization and reduced spending on sub-contractor services.

The softness in top line growth was primarily on account of unanticipated headwinds in discretionary spending in Consulting Services and Package Implementations as well as slower project ramp ups and large deals that we had won in earlier quarters. This resulted in lower revenue from some client engagements especially in our Life Sciences, Energy and Utilities portfolios. The revenue of our India and Finacle units declined slightly as well, all of which impacted our revenue for the quarter.

On a positive side, Telecom reported 11.4% sequential growth, Manufacturing 2.9%, Retail and CPG reported 5.5% growth and Transportation and Logistics reported 9.3% growth, all well above the company’s average for the quarter.

As a result of our focused effort on expanding strategic client relationships, our top-10 clients grew by 3.9% quarter-on-quarter and our top-25 clients grew 4.4% quarter-on-quarter. The number of clients in the 100 mn revenue bracket increased from 14 to 17. We have more work to do in growing the next tier of clients and this will continue to be a focus area for us going forward. We also added 95 new clients during the quarter.

Our headcount stands at 197,050 people as of June 30, 2016. While attrition was higher at 15.8%, the more important metric for us is high performer attrition which improved by more than 200 basis points. Revenue per employee showed a slight uptick from the previous quarter and was $50,897 for the quarter. Of course, we want this to be on a much higher trajectory going forward and this is where Automation and Innovation will play a key role.

Despite a challenging quarter we made many positive strides in the execution of our strategy of ‘Renew’ and ‘New’ working in parallel built on a foundation of culture. This is evident in the growth of renewed traditional services in large deal wins in top account growth, gathering momentum of our new services, the early stages of monetizing key initiatives such as ‘Zero Distance’, the number of FTEs that we have saved due to Automation, the increased level of employee engagement and the overall changing perception of Infosys from a supplier to strategic partner and more. Revenue per employee is also moving in the right direction and various operational efficiencies are starting to yield results.

We won $809 mn of TCV in large deals during the quarter, not including a frame agreement with a large financial services firm. These large deals give us better medium-term predictability though initial revenue from these deals maybe small as projects start to ramp up. Most importantly, these engagements give us access to a broader canvas of client operations that we can apply our software in automation, reduction of complexity and bringing together fragmented knowledge or data or understanding dependency across systems and so forth. This remains an important metric for us.

Let me talk about some of these business elements in a little bit more detail: In renewing our core business, our traditional services of Applications Development and Maintenance, Infrastructure and Cloud Services, Product Engineering Services and Software Testing grew above the company average, aided by Automation and Innovation. Our ‘Zero Distance’ Program to bring innovation to every project now covers more than 95% of all our projects and we are seeing this program move beyond ideas and start to monetize. I believe this initiative has enabled us to change the perception of our company on the ground with our clients, from a supplier to a strategic partner as one of our key clients recently described to me; a partner that strives to be a company of innovators working on behalf of our clients.

Our utilization improved 40 basis points to 80.5% and subcontractor spending reduced to 5.4% of revenue from the highs of earlier quarters. Leveraging our automation Solutions, we saved approximately 2,150 full time equivalent worth of effort across service lines, primarily in Application Maintenance, Package System Maintenance, BPO and Infrastructure Management. We are pushing the pedal on our cost optimization programs and Ranga will provide more color to you on this in his remarks.

‘Zero Bench’, our initiative to engage employees that are between projects on value creating assignments has now covered nearly the entire bench with more than 20,000 jobs created in almost one year since it has been launched. We are now taking this beyond our traditional delivery organization to include Consulting and BPO as well.

In the ‘New’ areas, I am very excited about the launch of Infosys Mana at the end of April as it brings to life something that I have been working on for a very long time; bringing purposeful AI to the Enterprise to help continuously renovate enterprise business processes. Mana is a knowledge-based AI platform capturing the fragmented knowledge in people and in long-lived systems and bringing this together with data and machine learning to drive automation. We are encouraged by the interest shown from clients across industries with a steadily increasing pipeline of opportunities and our first Mana wins and first successes already with Johnson Controls, Syngenta and others, give us great room to be excited.

Infosys Information Platform continues to gain traction. We have more than 227 engagements to-date. Many of them are strategic in nature, including our work with an electronic payment client on transforming their core processing platform and enabling them to take advantage of innovation in Internet of Things, AI, Machine Learning, Big Data and other area. We are already seeing customers benefiting from our investments in next-generation technologies such as Waterline and Trifacta. We have already integrated our IIP with Waterline and have customers such as Harley-Davidson using it. Going forward, we will bring IIP into the Mana portfolio, branding it as Mana for data. I believe this will enable us to tell a much more holistic and simpler story around the sophisticated things that Mana can do for our clients.

Skava, our Digital Cloud Platform had a great quarter. We continue to see the strong applicability of Skava in many industries including Financial Services and Insurance and of course in Retail. Nectar India which launched in India this week is built on the Skava platform.

The EdgeVerve business continued strong momentum with 16 wins and 21 Go Lives for both the Finacle and Edge suite of solutions across markets.

In bringing Design Thinking to our clients, we made significant progress over the last quarter to proactively drive new business transformation programs for our clients. We are working with the Hershey company on key transformational initiatives including their SAP implementation, their sales and digital initiatives as well as on their overall strategy to become an insights-driven company. We have many such examples and this to me is a truly exciting area where we continue to see significant potential.

On investments and ecosystem, in the first quarter, we expanded our relationship with Microsoft in Product Development and in Legacy Modernization, announced a strategic collaboration with Amazon Web Services to help clients transition from Mainframe and Legacy Systems to modern Cloud-based platforms and partnered with Kuka on Industry 4.0. We also announced an investment in Trifacta which develops software for data management and data wrangling.

On our culture of learning and education, we have now trained nearly 100,000 people in Design Thinking in our effort to empower every Infoscions to be an innovator and to help our client find the most important problems for them to solve. We continue to revamp our curriculum, introducing new ways of learning, leveraging our Infosys Learning Platform and other tools. Employee engagement continues to be high and this week we are rolling out the first phase of our equity program enabling employees to share in the successes and in the ownership of our performance.

Beyond our businesses and ourselves, we continue to bring a great passion and care to the communities around us. In India, the Infosys Foundation among various programs provided several grant this quarter towards education and healthcare. Some of these include grants to the Indian Institute of Science Education and Research in Pune and Bangalore Life Sciences cluster. In the United States, the Infosys Foundation USA continued its mission of providing equal access to computer science and maker education to underrepresented communities. Revangelize the Maker Movement, the foundation launch “@WhyIMake Social Campaign” at the June Nation of Makers Event at the White House as well as announced the winners of the spring cycle of the Infy Maker Award. At Crossroad 2016, the Foundation’s Annual Thought Leadership Conference, the foundation announced CS for all community giving program in partnership with the National Science Foundation and DonorsChoose.org.

In closing, as I said earlier, we had a challenging first quarter. At the same time, our long-term vision is stronger and more relevant than ever, as we see the promising signs of significant value that is possible with the software-led transformation of the services industry in these early successes along. Because of this, I take a balanced view on our overall performance in this quarter.

On Brexit, there are challenges for a company such as Infosys in this uncertainty and yet there is a great opportunity for technology and services. Technology has a key role to play to work across the walled gardens, to be the unifier through a time of disruption. It is still too early for our clients or for us to specifically determine the impact of Brexit other than possibly the cautiousness that comes with the short-term uncertainty. Clients are obviously cautious in embarking on new programs at this time, especially in Financial Services.

Given the weaker than expected Q1 revenue growth, our current visibility for Q2 and the remainder of the year and somewhat broader uncertainty and caution in the macro environment, we are lowering our full year fiscal ’17 growth estimate to 10.5% to 12% in constant currency. We had guided in April that our revenue growth in fiscal ’17 would be in the range of 11.5% to 13.5% in constant currency terms. As always, depending on our performance and the outlook at the end of Q2, we will provide you an update during the earnings report in October of this year.

Let me now hand it over to Ranga for his comments before we take your questions. Thank you.

Ranganath D Mavinakere

Thank you, Vishal. Hello Everyone. This is Ranga here.

Let me first start with Q1 revenue performance. Our revenues in Q1 were Rs.16,782 crores, this is a growth of 1.4% sequentially in rupee terms. On year-on-year basis when compared to Q1’16 our Q1’17 revenues have grown by 16.9% in rupee terms. In dollar terms, revenues grew sequentially in Q1 by 2.2% on reported currency basis and 1.7% in constant currency basis. On yearly basis, when compared to Q1’16, revenues have grown 10.9% in reported dollar terms and 12.1% in constant currency terms. Volumes grew by 2.2% during the quarter as compared to 2.4% in Q4 of FY16. On quarter-to-quarter basis onsite volume grew by 3.3% and offshore volume grew by 1.8%. Realization for the quarter declined 0.3% on reported basis and 0.7% in constant currency. However, on a year-on-year basis, realization declined in constant currency terms by 0.2%.

As Vishal mentioned earlier, we continue to focus on optimizing our operating efficiency levers. These levers are utilization, subcontractor cost as a percentage of revenue, onsite mix per cent and onsite employee cost as a percentage of revenue. Let me take a couple of moments to talk about their trajectory during this quarter. Let me first talk about utilization. Our utilization excluding trainees improved during the quarter and it increased by 40 basis points to 80.5%. Similarly, utilization including trainees went up to 76.5%. As you would recall, over the last five quarters, utilization excluding trainees has been consistently above 80% and we will continue to focus on further improvement.

Our subcontracting expenses as a percentage of revenue improved further during the quarter. You would recall that it was at a high level of 6.3% of revenue in Q3, it reduced to 5.6% in Q4 due to cost optimization measures and during the quarter it has further reduced to 5.4%. While some of the subcontractor cost is inevitable to address the business needs, we are further strengthening our talent planning to optimize the need for subcontractors.

Our onsite mix increased to 29.9% during the quarter and we need to focus on bringing this down in a gradual manner and are putting our efforts in this direction. Onsite employee cost as a percentage of revenue is 39.3%, primarily on account of compensation increase during the quarter. As you know in Q1, we announce annual compensation increase and we also have visa cost. On a comparable basis to Q1FY’16, employee cost as a percentage of revenue has remained flat at 39.2%. Typically, in Q1, margins are impacted on account of visa and compensation as I mentioned earlier.

The operating margin for the quarter was 24.1%, a decrease of 140 basis points during the quarter. Operating margin in Q4 was 25.5%. Margins for the quarter decreased 140 basis points due to wage hikes and additional 80 basis points on account of visa cost. This was partially offset by 80 basis points due to additional cost optimization measures and variable pay reduction.

Our emphasis on healthy operating cash flow generation continued in the quarter. Operating cash flow generation was very strong during the quarter. We generated operating cash flow of Rs.3,039 crores in Q1 as compared to Rs.2,202 crores in last year same quarter. Operating cash flow was up 31% as compared to Q1 of last year. Our cash and cash equivalents as of June 30 was Rs.33,212 crores as compared to Rs.34,468 crores last quarter. This is primarily on account of the dividend payment of Rs.3,256 crores during the quarter. Our collections were healthy during the quarter and DSO for the quarter was 66-days as compared to 68-days in Q1 of last year.

Coming to Employee Metrics, at the group level we added 13,268 gross employees with a net addition of 3,006 employees. The quarterly annualized attrition on a standalone basis has increased to 15.8% from 12.6% last quarter. At the group level the annualized attrition is 21% as compared to 17.3% last quarter.

Q1 saw huge volatility in currency especially in the backdrop of Brexit. We manage to navigate the volatility effectively. As you know, on a period end basis, USD appreciated by 6.6% against British Pound 2.1% against Euro and 3.1% against Australian Dollar. Our hedge position as of June 30th was $976 mn. We expect near-term volatility in cross-currency and rupee and we continue to manage the same through appropriate hedges.

Yield on cash balances was 7.8% this quarter as compared to 8% last quarter which is a reflection of softening interest rates in India. We expect the yield in FY’17 to be approximately 7.5% as compared to 8.6% in FY’16.

The Effective Tax Rate for the quarter was 28.4%. Full year Effective Tax Rate projection is expected to be around 29%. Our net margins during the quarter were 20.5% as compared to 21.1% in Q1’16. Our EPS for the quarter was Rs.15.03 as compared to Rs.13.26 in Q1’16. EPS grew 13.4% on year-on-year basis and was down 4.5% on a sequential basis.

During the quarter, number of $100 mn plus clients increased to 17 from 14 clients in the previous quarter. Active clients now stands at 1,126 as compared to 1,092 last quarter.

Coming to Segment Performance: Amongst verticals, FSI grew 2.2%, Manufacturing grew 2.9%, RCL grew 1%, Energy, Communications and Services grew by 3.1%.

In geographical terms, North America grew by 2.5%, Europe by 0.6%, Rest of the World 6.9% and India the revenues declined 7.6% during the quarter on a very small base.

Coming to Margins, we have always said that in the medium-term, our margin expectation is in the range of 24% to 26%. If you look at this quarter we had operating margin of 24.1%, almost at the same level of Q1 of last year. During the quarter we were able to offset to some extent the effect of compensation increase and visa cost through cost optimization. As I mentioned earlier, some of our cost efficiency levers are improving and we will continue to further optimize them in the coming quarters. Therefore, we continue to expect our medium-term margin range to be 24% to 26%.

With that we will open the floor for Questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the Question-and-Answer Session. We take the first question from the line of Arvind Ramnani from Pacific Crest. Please go ahead.

Arvind Ramnani

Hi. I just wanted to get a better sense of how the mechanics of your pricing decline works and if you can quantify your pricing decline over the past one year and over the past two years?

Ranganath D Mavinakere

What is comparable is really the year-on-year basis because quarter-to-quarter there will be volatility because of certain project shifts and how the milestones move between quarters. Year-on-year basis, on a constant currency basis it was 0.2% and in reported basis it is 1.3%. If we step back and look at FY’16, year-on-year over FY’15 the pricing decline was about 1.1% in constant currency. We do not see significant change from the current levels. While we continue to see pricing pressure in the commoditized business, we have always said that we need to offset these pricing declines through better internal cost efficiency and productivity metrics. So to answer your question, on year-on-year basis for the Q1 is 0.2%.

Arvind Ramnani

In terms of mechanics of this, are these basically rate card decline or is it some of the function mix, because what I am trying to get to you is like if we are seeing currency decline of a particular magnitude, you have a lot of ongoing projects, most of your projects are ongoing where pricing is already set. So if we are seeing a pricing decline of X per cent, can we infer that the kind of new project sign-ups, renewal are actually being priced at a magnitude more than just X per cent?

Pravin Rao

This is Pravin here. We do not find too much pressure on the rate card per se for existing clients. Clients are not coming back in between and asking for any rate card cuts or anything. But almost every deal of any reasonable size is bid out in a competitive way and there clients are typically expecting productivity improvements baked into the deal. So that is where we are finding pricing pressures and this is primarily in the legacy side or the IT and operations side of the business like ADM, Infrastructure Management, IVS and so on. So most of the pricing decline is reflective of the deals that we win during the year where we have to go aggressive, there is a clear expectation. Right now we have lot of levers on the operational side to try to mitigate that but in the long-term the efforts that we are putting in terms of automation and other things will help mitigate this. But that will take some time to kick in. In the interim, our pricing particularly in the business and IT operations side of the business will continue to be under pressure.

Arvind Ramnani

This quarter, whether a few specific client project ramps that caused the softness or do you think it was an overall situation across, what I am trying to get to is there is going to be more like a quarter shift kind of current quarter will probably be a lot more robust because of some project delays?

Vishal Sikka

It was generally in the Life Sciences area and generally in Consulting where we saw the big unanticipated decline, mostly in the discretionary areas. Some projects that were ending, some projects were slower to ramp up than what we expected from the large deals that we had won. It just happened to be the case that Life Sciences took a brunt of that. Some other areas like Finacle and India had small declines as well but the big part of it was in the Consulting and Package Implementation area where we saw a decline, we did not anticipate. Other than that, as you can see everything else had good performance. Going forward obviously we will keep a very close watch on this and focus on these two areas in particular among others. However, given the overall situation that we see, we have lowered the guidance by one point. But I want to reiterate that I continue to be confident and I am quite excited about the adoption that we have seen simultaneously in the new areas and also in the success in our overall delivery organization, our core machine, our core engine based on its renewal that we have already seen the signs of better operations.

Arvind Ramnani

Do you expect any impact from Brexit is a positive or negative in the next couple of quarters?

Vishal Sikka

Brexit is an example of some of these walls starting to show up across institutions which is unfortunate but actually it is an opportunity for a company like us over time. Why it is an opportunity? Because whenever walled gardens like this start to show up, then there is more need for transparency across the walls, there is more need for interoperability and integration and things of this nature, regulatory processes and so forth. I do see that assuming that this happens that over time this will create opportunities for us. But in the near-term, as you have seen there is a tremendous kind of sense of volatility and uncertainly in many industries, especially in the Financial Services. And so we are being cautious about it, but I do see this as an opportunity overtime. Mohit, you want to add something to that?

Mohit Joshi

Yes, Vishal. So just to basically reiterate what Vishal was saying, we have not seen any immediate impact. There is a degree of uncertainty and volatility, but in the long run with the restructuring, with the work that will need to be done around remediation of the platforms, this could be a long-term opportunity. I think some banks may also see this an opportunity to refresh their overall system landscape and that is a potential long-term opportunity as well. In short, we are not seeing any immediate impact, there is uncertainty and volatility and in the long run we hope that this will give us an opportunity. As technology becomes really central to most banks, we don’t feel that Brexit or no Brexit banks can afford to slowdown or delay their digital or their industrialization agendas.

Arvind Ramnani

To the press you mentioned 24% to 25% kind of margins in the short-term, is that for Q2 or for all of fiscal 2017?

Ranganath D Mavinakere

Let me again reiterate, our margin guidance for the year is 24% to 26%, there is absolutely no change in that. What we have seen is 24.1% for the current quarter is same level as last year and we are able to offset to some extent the comp increase and visa hike impact in the margins through cost optimization levers. As I said, several cost optimization levers, whether it is sub-con expenses as a percentage of revenue or utilization are moving in the right direction. We reiterate our margin guidance for the year at 24% to 26%.

Moderator

We take the next question from the line of Sandeep Muthangi from IIFL. Please go ahead.

Sandeep Muthangi

I have a question on the guidance. Vishal, you mentioned that you are seeing the guidance has been cut a bit, but even at the lower end it is still pretty strong and it still implies a significant acceleration from what you have delivered in the quarter. I just want to get some sense in to what is leading to this confidence on growth accelerating? Is it some of these deals you are saying ramping up going forward or things got delayed in the quarter which will pickup in the next couple of quarters, what is the confidence behind the strength and the guidance?

Vishal Sikka

There are three parts to that, Sandeep. The first one is that, as you know we have won several large deals in the last few quarters. Last quarter we were at $ 757 mn, this quarter we have just crossed $ 800 mn. So these will ramp up. The ramp up in the previous quarter has been little bit slower than we expected, but we do expect that these projects will start to ramp up and many of these are already ramping up so that is one dimension to that. One very exciting dimension which is under Ravi's leadership, our delivery organization is actually firing on all cylinders and that is led by bringing Design Thinking into our delivery organization in a massive way. We just crossed 100,000 people who have been trained on Design Thinking. It is based on ‘Zero Distance’ which is our initiative to bring innovation into every project. And basically under Ravi's leadership we have close to 100% of the project with ‘Zero Distance’, we have had more than 5,000 conversations with clients around ‘Zero Distance’ innovation ideas. The third part is the benefits that we are bringing because of automation. So you already see the signs of this in the improved utilization and so forth. So that is the second thing that gives me confidence. And the third one is that the new services, which perhaps is the most exciting, that the new services, the new seeds that we have planted are starting to grow dramatically under Sandeep Dadlani's leadership. This is something that we are really excited about, we just launched Mana on the 27th of April and it has already seen not only wins with clients but also the early successes with clients and in our press release today we had a couple of quotes from major companies who have already started to see some benefits from this. Skava had a great quarter. Edge continues to roll and even though Finacle declined compared to the previous quarter, actually Finacle also had a good quarter. So I am really excited about those three things together.

Now Consulting and Packaged Services had this decline and BPO did not grow as well as we expected and the India business had a slight decline. So there are a few pockets, you can think of those as pot holes which are giving us this caution. But generally the big cylinders in the company both on the Renew side and New side are firing very well. So that gives us the confidence as we look ahead to the rest of the year.

Sandeep Muthangi

And just one more question, on the messaging or communication part of it. Vishal, I guess all of us know that the uncertainty in the business is increasing a bit and things like Brexit only add to the uncertainty. And analysts and investors are used to looking at IT results through a microscope. So these sort of results where there is a gap between what analysts expect and what the delivery is do tend to result in exaggerated stock price movements. Is there something that Infosys can do in terms of addressing special issues like this, do you want to look at some point of time reinstating the guidance, the quarterly guidance or some sort of a mid-quarter communication just to set expectation if you notice something that is way off from what the street is expecting.

Vishal Sikka

I think that a 90-day cycle and to govern a 200,000 employee company on a 90-day cycle, is hard enough and require micromanaging things in us that anymore precision and fine tuning on that will basically mean that we have no time left for longer term kind of thing. So I feel comfortable and plus it would take away a lot of your excitement in being able to forecasting on a quarterly basis by trying to interpolate and extrapolate things. By the way, if you do want our IIP platform has some extraordinary capabilities for doing those kinds of forecasting and so forth. I also want to take this opportunity to say that myself, Pravin and Ranga, we take this guidance matter very-very seriously and it is not around setting expectation or managing expectations, or ‘under promise and over deliver’ and all these types of things. Basically, our visibility on what we see in the business and we share that with you as we see. We take this responsibility very seriously and I am not in favor of making this anymore fine tuned than it already is. Ranga, perhaps you have something to add?

Ranganath D Mavinakere

Yes, Vishal. Yes, I fully endorse that. I think coming back to the main question of guidance. Infosys has always believed that the asymmetry of information between what the management knows and the investors know has to be minimal. We do not want to set wrong expectations either ways. When we see certain things positive we want to be positive, and when we don’t see certain things positive we don’t want to give a wrong expectation, even if it means that it hurts us in the short-term. I guess that is core principle that we work on. Consistently the Company always comes every quarter before announcing the results, re-evaluates the visibility that it has. If you recollect, last year in Q3, even with a flat growth we would have met the guidance. We didn’t increase the guidance in Q3 primarily because at that point in time we generally felt that we had certain challenges for Q3 and Q4. But we have overcome those challenges, but at the same time we want to be very upfront with the market in every quarter cycle.

Then coming to your second question, why not mid-quarter? Because we have a very unique month-to-month progression of revenues and certain deals and certain progressions have couple of linkages and there are always surprises on a quarter-to-quarter basis. We have consistently said that we will not confuse the market or give a direction which is kind of selective and so on. We have a very disciplined approach. At every quarter just before the announcement of results, we have an honest assessment of visibility and based on what we have done in the quarter we will continue to do that on that basis. At this point in time, as Vishal said, I think yearly guidance is something that we would stick to.

Moderator

Our next question is from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

So I had a couple of questions. Vishal, firstly, if you look at this weaker than expected 1Q and you have laid out the reasons for that, but how much of it would you attribute to macro factors and how much of it would you attribute to maybe the client mix or the business mix of Infosys?

Vishal Sikka

Anantha, it is all us in this case. It is the client situation coupled with our execution.

Anantha Narayan

And my second question was on the attrition numbers. After a few quarters where we saw some pretty attractive improvements in attrition, things have slipped again. So what are the reasons you would attribute to that and what steps are you taking as well?

Vishal Sikka

I think the 15.8% is higher than we wanted to see. It is generally in line with the Q1 attrition numbers that we used to see in the past. There are couple of factors to that. First of all it is higher because at this time of the year the kids go to school and they get admitted to colleges and so forth. So there is a higher attribution due to that. And then also the variable payout and stuff like this happens. We want to continue our focus on that and bring it down further. Also, many of our employees are targets of our competition and that continues to always be an interesting thing where many of our competitors setup camp right outside our campuses to hire our folks with massive pay raises and so forth. But the thing that we have really focused on is through some unique talent management approaches, that are in some sense pioneering ones, where have put in a dedicated focus on preventing the attrition of the higher performers. We launched that towards the middle of the quarter and we were able to actually bring down the high performer attrition by 2 percentage points which is huge. It was something like 13.5% in the quarter before and it came down to 11.5% now and we will continue to really focus on that. So it is a little bit worse than we expected, generally this quarter is like this but this is not something that we are concerned about because in particular we have brought down the high performer attribution significantly. Pravin, you want to add anything to that?

Pravin Rao

I think you have communicated. If you look at over the last five years, on an average quarter one attrition has always been about 5% more than the Q4 and this is a consistent thing. Obviously we will watch this very closely but at this stage and given what we have seen in the high performance attrition which we have come down significantly. We are confident and we will continue to focus on employee engagement activities. In addition, today after a gap of 13 years we announced employee stock option plan. We have identified about 7,500 people, we are giving them RSUs. These are primarily junior to mid-management people. And we will follow through in subsequent weeks and announce a similar plan for senior management and title holders. Apart from that, we continue to focus on many of the employment engagement activities, focusing on training, re-skilling, leadership development and so on. So while it is higher than what we saw earlier, at this stage we are not too concerned and we will continue to focus on improving employee experience and employee engagement activities.

Moderator

Thank you. We have the next question from the line of Viju George from JP Morgan. Please go ahead.

Viju George

Vishal, I just wanted to probably probe a little bit on your comment on discretionary spending is a bit softer than expected. Apologize if you have answered this, but why do you think this has happened? Presumably it happened towards the end of the quarter and are you building a fair revival of this discretionary spend that is coming back for your guidance to hold?

Vishal Sikka

I think that in order for our revised guidance to hold, we have taken into account the pattern that we have seen. So I am not so concerned about it. I don’t see that as a big structural kind of a thing. In Q1 in particular what happened was that there were a couple of large deals that we had won in the quarters before, that we had expected that they would ramp up already and in most of the quarter we would get a revenue impact of that which did not happen. One started much slower than we expected and then the other one started towards the end of the quarter and there were other examples like that. In particular, in the Consulting area we saw some projects ending and us not anticipating not being able to renew those and extend those projects and so forth and both of this happen to be in the Lifesciences area. So that is basically what has happened. In Consulting we are working to fix to the extent that the issues were on our side. I am confident that we will be able to fix these. Rajesh Murthy has taken responsibility for our Consulting organization and we are confident that we will be able to get this going. And to the extent that the slow ramp up in the project was reflective of any underlying thing in those clients or in those industries, we have already accounted for that in our revised guidance.

Viju George

Sure. And one more follow-on, if I may please. It is interesting to see that you have called out some weakness in Consulting and Package Implementation which I presume are more onsite centric, your onsite mix has actually moved up in this quarter. Why has that happened even though the impression is that the business is a little bit more onsite-centric? Thank you.

Vishal Sikka

Yes, those two are more onsite heavy obviously but the onsite increase that you are seeing is a result of momentum from prior work that was happening, that continues to move forward. So there is of course a huge mass of movement that happens across the organization that impacts for this. Ranga?

Ranganath D Mavinakere

Just to add, as you know the first stage of ramp up of project typically happens onsite, to some extent that also we saw in this quarter.

Viju George

Sure. And a third and last question is, are you foreseeing any eventuality from Brexit in terms of are you provided for any allowance of that, any buffers of that in your revised guidance or should anything happen on that front then again we may have to sort of look at this again. Is that some possibility down the road?

Vishal Sikka

Viju, it is too early to say what impact it will have. I mean we have seen some banks decline significantly in their stock price and so forth and it is even a lot of the consultants are making a lot of money trying to explain to people what the nuances of these agreements are and all of that. So far it is too early to tell what is happening as a result of Brexit. Other than that, the longer term more of these walled gardens will end up creating opportunities for us. My sense is that in one more quarter we will have a better idea if there are any near term consequences of this. So that is what we have.

Moderator

Thank you. We have the next question from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

I wanted to ask generally about the waterfall from book-to-bill. What are some of the factors that influence how bookings get recognized in revenue?

Ranganath D Mavinakere

I assume that you are asking about how much of revenue conversion happens from this TCV. So if you look at, there are three factors I would say. One is of course the nature of the deal for example, between Infrastructure Management deal typically there are transition of efforts in the first phase, from the transition we start shadow support, then it comes to steady state and there are very well established accounting principles that we need to apply from when we can really translate that into revenue. While the project ramp ups can happen in terms of number of people being on the ground, etc., the actual translation to revenue typically depends upon the nature of transmission, nature of shadow support and what are some of the milestones that individual projects have. So Infrastructure Management, the ramp up is slow though it is probably more initially it will be much smaller and it is more back-ended and whereas for something like Application Development and Maintenance project it is more uniform. On a thumb rule basis, typically if you look at the TCV of every $100 mn that we have in a basket of services, roughly about 7.5% to 10% accrues in the first year. So that has been our thumb rule, but it can change the mix of the services can really change. The third factor is really the ramp up part of it. So suppose a particular project is awarded with a TCV of X mn, then sometimes we expect that to start with a quarter gap of one and sometimes the ramp-ups happen much faster. Many times the current vendors have to move out and there is a transition period. So these three factors principally impact the revenue conversion from TCV. But as a thumb rule, given the current basket of services, in the first year typically it is 7.5% to 10%.

James Friedman

And I just had a housekeeping question if you happen to have it there. I see from the fact sheet the de-growth in Health and Lifesciences, do you have to have that in constant currency?

Ranganath D Mavinakere

Yes, Lifesciences constant currency is (-16%) quarter-to-quarter.

Moderator

Thank you. Our next question is from the line of Ashwin Mehta from Nomura. Please go ahead.

Ashwin Mehta

I just wanted to get a sense in terms of the seasonality of growth that you are likely to see this year for achievement of your guidance. Would the seasonality be similar in terms of 2Q being stronger and possibly in the 4% to 6% range, or you would require some heavy lifting at the backend or back half of the year for your guidance to be met?

Vishal Sikka

Ashwin, we have assumed the typical seasonality. But at the same time that is impacted by the ramp up in the large deals that we have signed recently. In the new services there is basically no seasonality. So in the Software and both Software licenses and software subscriptions in the new areas like Mana, Skava and our Edge products, there is no seasonality. So there will be some impact as a result of that, but generally obviously our Delivery and Consulting, these continue to have the usual seasonality.

Ashwin Mehta

And I had just one book-keeping question, in terms of ESOP charges is there any estimate that you can give in terms of what is the ESOP charge going to be in terms of amount this year or as a percentage of sales what is that you are looking at going forward?

Ranganath D Mavinakere

Yes, we have already factored in that amount in our 24% to 26% range.

Moderator

Thank you. Our next question is from the line of Pankaj Kapoor from JM Financial. Please go ahead.

Pankaj Kapoor

Sorry to persist, but I just had a couple of questions on the guidance. First is the adjustment for the first quarter lower revenues, is that the only thing which has gone into the adjustment in the guidance or are you factoring some incremental headwinds as well?

Vishal Sikka

Pankaj, that is primarily the factor. We look through the root causes of the lower than expected revenue performance and as a result of that we have a lower guidance. If you generally do the math you see that roughly 20 mn or so decline in one particular business, if you project that out over four quarters that amounts to more or less 1%. And a couple of other dimensions as well. Like I said earlier, it was not only this particular area in Consulting but also the slower ramp down and slightly lower performance in India and so forth which does not have that big an impact, these are small, but if you put it altogether that basically brings us to lowering this thing by 1%.

Pankaj Kapoor

So the slower ramp-up that mentioned in the couple of client situation, so are we back on track there or things are still slow?

Vishal Sikka

It is too early to tell. We have done many large deals in the last few quarters. It is too early to tell whether it is limited to these two or three clients or if there is more going on here. In one case it is just a progressive slow beginning and so the curve itself is slower than we expected. And in the other one it started later than we expected, but it is going at the normal speed. So whether it is limited to these two or not, we will watch but we don’t expect that there is any massive change because of this.

Pankaj Kapoor

Obviously there have been a few weeks since Brexit, in their last intervening few weeks have you seen any delayed decision making, at least in the UK or European clients? Although it is too early to call the impact of that, but anything in the decision making cycle if you have seen, especially on the large deals, any impact?

Vishal Sikka

Mohit, can you answer?

Mohit Joshi

Sure. So look, I don’t think it is anything significant. I just want to add that most of our clients themselves were caught by surprise, they were caught by surprise by the Brexit decision and they are scrambling to figure out next steps. In one client we have seen certain delays, but I would not make a trend out of it as Vishal and Ranga mentioned, it is really too early to tell because most of the banks are absorbing the news and waiting for the announcement on next steps before they start making their strategic decisions.

Pankaj Kapoor

So is it fair to assume that decision making as of now in the uncertainty is basically on hold till people figure out how things are going to play out? Is it a fair assumption?

Mohit Joshi

No, I don’t think we are saying that. I think what we are saying is as of now we have not seen any change in decision making patterns with one exception that I mentioned. As of now things have continued as before.

Pankaj Kapoor

And lastly, Ranga, if you can share the involuntary attrition number, is there a significant jump in that as well, if you can share the numbers quarter-on-quarter that would be helpful. Thanks.

Ranganath D Mavinakere

There is no significant change in the involuntary numbers. It is in the normal course as has been in the earlier quarters.

Moderator

Thank you. We have the next question from the line of Sagar Rastogi from Ambit Capital. Please go ahead.

Sagar Rastogi

Going back to attrition, did you do something different in terms of wage hikes and variable payouts this quarter as compared to the previous year? For example, was there a lot of dispersion between top performers and average performers? Also, you have postponed wage hikes for senior staff by a quarter, do you think that also had an impact on the attrition number?

Pravin Rao

See, we continue to focus on increasing the differentiation between top performers and bottom performers. So I don’t think the higher attribution numbers you can attribute to what you said. As I said earlier, if you look back over the last five years, on an average the attrition in quarter one is normally 5% more than what we see in quarter four. Particularly if you look at high performance attrition, it has actually come down dramatically from 13.4% to 11.2%. So I don’t think you should give too much meaning to attrition numbers at this stage. Obviously, I mean we will continue to focus on all our employee engagement initiatives and I talked about the stock option plans that we rolled out, announced today. So we are doing many-many things to make sure that we keep the employee motivated and the focus is increasingly more on higher differentiation so that we can reward high performance much more than people who are not performing well.

Sagar Rastogi

So you are right that typically June is seasonally stronger, but at least from the current levels it appears to be a bit of larger negative surprise. For example, in the March 2015 quarter to June 2015 quarter if you see, the increase in annualized attrition numbers was only 100 basis points which is why…

Pravin Rao

Last year was an exception, but if you look back over the last five years, on an average it is 5%.

Moderator

Thank you. Ladies and Gentlemen, that was the last question for today. I would now like to hand over the floor to Mr. Sandeep Mahindroo for his closing comments. Over to you, sir.

Sandeep Mahindroo

Thanks everyone for spending time with us. We look forward to talking to you again. Have a good day.

Moderator

Thank you very much, sir. Ladies and Gentlemen, with this we conclude today's conference call. Thank you for joining us and you may now disconnect your lines.